

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2024

Christopher Meyer
Chief Financial Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard, Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **File No. 1-35625**

Dear Christopher Meyer:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Net Income and Adjusted Diluted Earnings Per Share Non-GAAP Reconciliations,
page 48

1. In your calculation of adjusted diluted earnings per share you exclude the dilutive effect of 5,077 and 6,089 shares for 2023 and 2022, respectively, to be issued upon conversion of the 2025 Notes since your convertible note hedge offsets the dilutive impact of the shares. On page 80, you state that the convertible note hedge transactions are not considered when calculating dilutive shares given their antidilutive impact as an offset to dilution of shares underlying the 2025 Notes. Please tell us how you concluded that the noted adjustment does not represent an individually tailored accounting principle. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services